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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ---------------

                               AMENDMENT NO. 4
                                     TO
                                 SCHEDULE TO

                    Tender Offer Statement under Section
         14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ---------------

                  MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                          (Name of Subject Company)

                               ---------------

                               O. BRUCE MILLS
                      (Name of Filing Person--Offeror)

                               ---------------

                          LIMITED PARTNERSHIP UNITS
                       (Title of Class of Securities)
                                     N/A
                    (CUSIP Number of Class of Securities)

                               ---------------

                               O. BRUCE MILLS
                       15480 ELK RIDGE LANE, SUITE 200
                        CHESTERFIELD, MISSOURI 63017
                          TELEPHONE: (636) 728-1000
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Filing Persons)

                               ---------------

                                  COPY TO:
                           ROBERT M. LAROSE, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI 63101
                          TELEPHONE: (314) 552-6000

                               ---------------

                          CALCULATION OF FILING FEE
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  Transaction Valuation                               Amount of Filing Fee
----------------------------------------------------------------------------
     $4,859,200.00*                                         $971.84
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
* For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  $971.84
Form or Registration No.:  Schedule TO
Filing Party:  O. Bruce Mills
Date Filed:  July 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================




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



     This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001 ("Schedule TO"), as amended and supplemented by prior amendments subsequent thereto, by O. Bruce Mills relating to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     The initial offer expired at 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001 with approximately 349 units tendered. These units represent approximately 2.9% of the 12,173 outstanding units of Maxus Real Property Investors - Four, L.P. Immediately following the expiration of the initial offering period, a subsequent offering period commenced and will continue until 12:00 Midnight, Central Daylight Time, on Friday, August 17, 2001. The terms and conditions of the offer during the subsequent offering period will be the same as the terms and conditions of the offer during the initial offering period, except that O. Bruce Mills will immediately accept and promptly pay for all units tendered during the subsequent offering period. In addition, there will be no right to withdraw units during the subsequent offering period because the units will be purchased immediately upon tender. On August 8, 2001, O. Bruce Mills sent a letter to all of the limited partners of Maxus Real Property Investors - Four, L.P. announcing the commencement of the subsequent offering period. A copy of the letter is attached hereto as Exhibit (a)(9).

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1)  Letter to Partners dated July 10, 2001*

     (a)(2)  Offer to Purchase*

     (a)(3)  Letter of Transmittal*

     (a)(4)  Affidavit and Indemnification Agreement*

     (a)(5)  Letter to Partners dated July 24, 2001**

     (a)(6)  Letter to Partners dated July 27, 2001***

     (a)(7)  Letter to Partners dated August 3, 2001****

     (a)(8) Correspondence to Securities Exchange Commission dated August 3, 2001****

     (a)(9)  Letter to Partners dated August 8, 2001

     (a)(10) Letter of Transmittal for Subsequent Offering Period

     (b)(1)  Commitment Letter from Bank of Washington*

     (c)-(h) Not applicable

---------------

   *    Previously filed as exhibits to Schedule TO filed July 10, 2001.
   ** Previously filed as exhibit to Amendment No. 1 to Schedule TO filed July 24, 2001.
   *** Previously filed as exhibit to Amendment No. 2 to Schedule TO filed July 27, 2001.
   **** Previously filed as exhibits to Amendment No. 3 to Schedule TO filed
        August 3, 2001.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2001



By: /s/ O. Bruce Mills
   ------------------------
   O. Bruce Mills

                                EXHIBIT INDEX
                                -------------

     Exhibit                    Description
     -------                    -----------
     (a)(1)      Letter to Partners dated July 10, 2001*

     (a)(2)      Offer to Purchase*

     (a)(3)      Letter of Transmittal*

     (a)(4)      Affidavit and Indemnification Agreement*

     (a)(5)      Letter to Partners dated July 24, 2001**

     (a)(6)      Letter to Partners dated July 27, 2001***

     (a)(7)      Letter to Partners dated August 3, 2001****

     (a)(8)      Correspondence to Securities Exchange Commission dated August 3, 2001****

     (a)(9)      Letter to Partners dated August 8, 2001

     (a)(10)     Letter of Transmittal for Subsequent Offering Period

     (b)(1)      Commitment Letter from Bank of Washington*

     (c)-(h)     Not applicable

---------------

   *    Previously filed as exhibits to Schedule TO filed July 10, 2001.
   **   Previously filed as exhibit to Amendment No. 1 to Schedule TO filed July 24, 2001.
   ***  Previously filed as exhibit to Amendment No. 2 to Schedule TO filed July 27, 2001.
   **** Previously filed as exhibits to Amendment No. 3 to Schedule TO filed August 3, 2001.

                                                                Exhibit (a)(9)


                   [Letterhead of Mills Properties, Inc.]





August 8, 2001


TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

On July 10, 2001, I commenced a tender offer for any and all of the limited partnership units of Maxus Real Property Investors - Four, L.P. at $400 per unit in cash. The offer expired at 12:00 Midnight, Central Daylight Time, on August 7, 2001 with approximately 349 units tendered. These units represent approximately 2.9% of the 12,173 outstanding units of the Partnership. I have accepted all of the units tendered and not withdrawn prior to the expiration of the offer for purchase and the tendering holders of these units will shortly be receiving a check in the mail in an amount equal to $400 multiplied by the number of units tendered.

Despite a court order and commitments by the general partner to deliver me a current list of the names and addresses of, and the number of units owned by, limited partners of the Partnership, I have yet to receive the information requested. The information that the general partner has produced has been cumbersome, outdated and incomplete. The general partner has used its control of the books and records of the Partnership for its own benefit by making it more difficult for me to communicate my offer to all limited partners. The general partner has made still another promise to deliver to me this morning a current list of limited partners and their addresses and number of units owned. Just in case there is another delay, I am preparing to go into court immediately to require the general partner to perform on the earlier court order against it.

I want to make certain that all limited partners who wish to tender their units to me have the opportunity to do so. At this point, I cannot be sure that my offer has reached all of the current limited partners. Thus, I am commencing immediately a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. While I am accepting for purchase all units tendered and not withdrawn prior to the expiration of the initial offer, I will also accept for immediate purchase all units tendered between now and 12:00 Midnight, Central Daylight Time, on Friday, August 17, 2001. The offer remains open for any and all units at $400 per unit in cash. Unlike the initial offer, however, you will not have to wait for your money. I will accept all units for purchase immediately upon proper tender to the depositary and you will be mailed a check for the full purchase price promptly thereafter. There will be no right to withdraw your units during the subsequent offering period because the units will be purchased immediately upon tender.

I have enclosed for your convenience another copy of the letter of transmittal to be used in the tendering of your units into the offer. If you have any questions or comments concerning the offer, please contact me or the information agent as promptly as possible. The information agent for the offer is Georgeson Shareholder, 111 Commerce Road, Carlstadt, New Jersey 07072, telephone number: (888) 385-0238, facsimile number: (201) 460-2889.
If you wish to tender your units during this subsequent offering period, you may do so by delivering a signed and completed letter of transmittal and the certificate or certificates representing the tendered units to the depositary for the offer, LaSalle Bank National

Association, 135 South LaSalle Street, Suite 1811, Corporate Trust Operations, Chicago, Illinois 60603, telephone number: (800) 246-5761, menu option #2, facsimile number: (312) 904-2584.

Respectfully yours,

/s/ O. Bruce Mills

O. Bruce Mills

                                                                Exhibit (a)(10)


                             LETTER OF TRANSMITTAL
      to accompany certificates representing limited partnership units of
                  MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.
            PURSUANT TO THE OFFER TO PURCHASE DATED JULY 10, 2001,
                          AS AMENDED AND SUPPLEMENTED
-------------------------------------------------------------------------------
                       THE OFFER TO PURCHASE WILL EXPIRE
         AT 12:00 MIDNIGHT, CENTRAL DAYLIGHT TIME, ON AUGUST 17, 2001.
-------------------------------------------------------------------------------
   This Letter of Transmittal should be completed, signed and submitted to:

                       LASALLE BANK NATIONAL ASSOCIATION
                      135 SOUTH LASALLE STREET, SUITE 1811
                           CORPORATE TRUST OPERATIONS
                            CHICAGO, ILLINOIS 60603
                   TELEPHONE: (800) 246-5761, MENU OPTION #2
                           FACSIMILE: (312) 904-2584

                       ----------------------------------
     The undersigned tenders the following limited partnership units of Maxus Real Property Investors - Four, L.P. to O. Bruce Mills upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001, as amended and supplemented, receipt of which is acknowledged, and in this Letter of Transmittal (collectively, the "Offer"). The undersigned acknowledges that his or her units will be accepted for purchase promptly after proper tender for $400 per unit in cash.

--------------------------------------------------------------------------------------------------------------------
                                           DESCRIPTION OF UNITS TENDERED

                      (If the space provided below is inadequate, the certificate numbers and number of units should be listed on a separate schedule signed and affixed hereto.)
--------------------------------------------------------------------------------------------------------------------
                  Name and Address of Registered Holder                        Certificate          Number of
                                                                                 Number           Units Tendered
                                                                                (if any)
--------------------------------------------------------------------------------------------------------------------

                                                                            ----------------------------------------

                                                                            ----------------------------------------

                                                                            ----------------------------------------

                                                                            ----------------------------------------
                                                                            Total Units
--------------------------------------------------------------------------------------------------------------------
      NOTE: If the name or address indicated above is not correct, please make any necessary changes therein.
--------------------------------------------------------------------------------------------------------------------

     If the units are accepted for purchase under the Offer, you are hereby authorized and instructed to prepare in the name of and deliver to the address indicated above (unless otherwise instructed in the following boxes), a check representing a cash payment equal to $400 per limited partnership unit tendered pursuant to this Letter of Transmittal.

     IMPORTANT: THIS LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO LASALLE BANK NATIONAL ASSOCIATION AT THE ADDRESS SET FORTH ABOVE.

-----------------------------------------------------------      -----------------------------------------------------------
                    SPECIAL PAYMENT                                                   SPECIAL DELIVERY
                     INSTRUCTIONS                                                       INSTRUCTIONS

COMPLETE ONLY if the payment for the limited partnership         COMPLETE ONLY if delivery of the payment for the limited
units is to be made payable to a name OTHER than the             partnership units is to be made OTHER than to the address
name(s) of the registered holder(s) appearing under              of the registered holder(s) appearing under "DESCRIPTION
"DESCRIPTION OF UNITS TENDERED."                                 OF UNITS TENDERED" or, if the box immediately to the left
                                                                 is filled in, OTHER than to the address appearing therein.

Make check payable to (see Instruction 2 on the back side):      Mail or deliver check to:

Name.......................................................      Name.......................................................
 ...........................................................      ...........................................................
Address....................................................      Address....................................................
 ...........................................................      ...........................................................
                       (Please Print)                                                   (Please Print)





 ...........................................................
                        (Signature)

Signature(s) must be guaranteed by a participant in the Securities Transfer Agent's Medallion Program, the Stock
Exchange's Medallion Program or the NYSE, Inc.'s Medallion
Program.

Authorized Signature.......................................
Name of Firm...............................................
-----------------------------------------------------------      -----------------------------------------------------------

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               TAXPAYER IDENTIFICATION NUMBER SUBSTITUTE FORM W-9

                                                             ------------------



                                                             ------------------
Please provide your Taxpayer Identification Number (or the Taxpayer Identification Number of the person named in the "SPECIAL PAYMENT INSTRUCTIONS" box above) in the space at right and certify (or have the person named in the "SPECIAL PAYMENT INSTRUCTIONS" box above certify) by signing and dating below. For most individual taxpayers, the Taxpayer Identification Number is the taxpayer's Social Security Number.

Certification--Under the penalties of perjury, I certify that: (i) the number provided in this box is my correct Taxpayer Identification Number; (ii) I am not subject to backup withholding; and (iii) I am a U.S. person.

Dated:.............................        Sign Here:..........................

NOTE: FAILURE TO COMPLETE AND RETURN THIS INFORMATION WILL RESULT IN BACKUP WITHHOLDING ON PAYMENTS DUE TO YOU. SEE INSTRUCTIONS 2.D AND 3 ON BACK SIDE.
-------------------------------------------------------------------------------

     The undersigned hereby warrants that the undersigned has full power and authority to tender, sell, assign and transfer the limited partnership units described above, and that the limited partnership units are free and clear of all liens, charges and encumbrances and not subject to any adverse claim. If the units are accepted for purchase under the Offer, the undersigned will, upon request, execute any additional documents necessary or desirable to complete the transfer of the limited partnership units described above.

     All authority herein conferred shall survive the death or incapacity of the undersigned, and all obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

-------------------------------------------------------------------------------------------------------------------
                                                                                    SIGN HERE


Dated...............................................

 ....................................................          .....................................................
             City and State where signed                 ->

                                                         ->
 ....................................................          .....................................................
       Telephone number (including area code)                       Signature(s) of Unitholder(s) or Agent(s)

-------------------------------------------------------------------------------------------------------------------

                                INSTRUCTIONS:
                                ------------

1. DELIVERY OF LETTER OF TRANSMITTAL AND TENDERED CERTIFICATE(S); DELIVERY OF CASH PAYMENT.

     The method of delivery of this Letter of Transmittal and your tendered certificate(s) is at your option and risk, but, if sent by mail, registered mail is suggested. The cash payment for the limited partnership units tendered hereby will be mailed as soon as practicable following the acceptance of the units for purchase, but in no event later than five days after the receipt by the depositary of a proper tender.

2.   SIGNATURES; CERTIFICATES IN DIFFERENT NAMES.

     A. The signature (or signatures, in the case of limited partnership units owned by two or more holders) on this Letter of Transmittal should correspond exactly with the name(s) of the registered holder(s) of the limited partnership units as reflected on the books and records of the partnership and as described in the box entitled "Description of Units Tendered" on the front side of this Letter of Transmittal.

     B. This Letter of Transmittal need not be accompanied by any instrument of assignment or transfer, as long as the cash payment for the limited partnership units tendered hereby is to be made payable to the person signing this Letter of Transmittal.

     C. If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact, or in any other representative or fiduciary capacity, the person signing this Letter of Transmittal must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with the Letter of Transmittal.

     D. The person in whose name the cash payment for the limited partnership units tendered hereby is to be made payable must supply that person's taxpayer identification number and provide the certification contained in the "TAXPAYER IDENTIFICATION NUMBER" box on the front side of this Letter of Transmittal. Failure to furnish the Taxpayer Identification Number and the certification will result in backup withholding on payments due to the holder. See Instruction 3.

     E. If you have any questions about the tender of your limited partnership units or completion of this Letter of Transmittal, please contact LaSalle Bank National Association at (800) 246-5761, Menu Option #2.

3.   CERTIFICATION REGARDING BACKUP WITHHOLDING.

     Under Federal income tax law, a payer must generally withhold 31% of interest, dividends and certain other payments if the payee fails to furnish such payer with the correct Taxpayer Identification Number. Certain penalties may also apply. For most individual taxpayers, the Taxpayer Identification Number is the taxpayer's Social Security Number. The registered holder (or, if the cash payment is to be made to another person as provided in Instruction 2, then such person) should provide the Taxpayer Identification Number and the certification in the "TAXPAYER IDENTIFICATION NUMBER" box on the front side of this Letter of Transmittal. The payee must cross out the subpart (ii) of the certification if the Internal Revenue Service has notified the payee that he or she is subject to backup withholding due to the underreporting of dividends or interest on the payee's tax returns.

4. UNCERTIFICATED LIMITED PARTNERSHIP UNITS; AFFIDAVIT OF LOST, MISPLACED, STOLEN OR DESTROYED CERTIFICATE.

     A. In the event that a certificate was not issued to evidence your limited partnership units, by signing this Letter of Transmittal, you are representing that you are the beneficial and record owner of the limited partnership units in the box entitled "Description of the Units Tendered," and that you are entitled to the full and exclusive possession thereof. In addition, you represent that neither the limited partnership units nor your rights therein have, in whole or in part, been assigned, transferred, hypothecated, pledged or otherwise disposed of, in any manner whatsoever, and no person, firm or corporation other than you has any right, title, claim, equity or interest in, to or respecting the limited partnership units or the proceeds thereof. You are executing this Letter of Transmittal for the purpose of requesting and inducing
O. Bruce Mills to purchase the units tendered for the cash payment of $400 per unit under the terms and conditions of the Offer. If a certificate evidencing the limited partnership units should ever come into your hands, custody or power, you agree to immediately and without consideration tender the certificate to O. Bruce Mills.

     B. If you have been issued a certificate to evidence your limited partnership units but it has been lost, misplaced, stolen or destroyed, you should complete the Affidavit and Indemnification Agreement sent to you with this Letter of Transmittal and return it to LaSalle Bank National Association along with this Letter of Transmittal.